SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F S            Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *        No S

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form S-8, File Nos. 333-13270, 333-11220, 333-1946, 333-10794, 333-113552, 333-132221 and 333-149553.

6667919.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By

/s/Amit Birk

Amit Birk
VP, General Counsel

Date: September 30, 2010

6667919.2

EXHIBITS

Exhibit 99.1

Magic Software Enterprises Ltd. Form of Proxy Statement for Annual             General Meeting to be held November 4, 2010.

Exhibit 99.2

Magic Software Enterprises Ltd. Form of Proxy Card.

EXHIBIT 99.1

MAGIC SOFTWARE ENTERPRISES LTD.

5 HaPlada Street, Or Yehuda 60218, Israel

September 27, 2010

________________________

NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Magic Software Enterprises Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Magic Software Enterprises Ltd., to be held at 10:00 a.m. (Israel time) on Thursday, November 4, 2010, at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel, for the following purposes:

1.

To reelect three directors for terms expiring at our 2011 Annual General Meeting of Shareholders;

2.

To approve the grant of equity-based compensation to Mr. Guy Bernstein, our acting chief executive officer and a director;

3.

To approve the grant of equity-based compensation to Ms. Naamit Salomon, a director;

4.

To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2010 and until the annual general meeting of shareholders to be held in 2011; and

5.

To review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2009.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on September 27, 2010 are entitled to notice of and to vote at the Meeting.  You can vote by proxy either by mail or in person.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

Elan Penn

Chairman of the Board of Directors

MAGIC SOFTWARE ENTERPRISES LTD.

5 HaPlada Street, Or Yehuda 60218, Israel

__________________________

PROXY STATEMENT

2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magic Software Enterprises Ltd. to be voted at the 2010 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2010 Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on Thursday, November 4, 2010, at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel.

This Proxy Statement, the attached Notice of 2010 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about September 30, 2010.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) reelection of three directors for terms expiring at our 2011 Annual General Meeting of Shareholders; (ii) approval of the grant of equity-based compensation to Mr. Guy Bernstein, our acting chief executive officer and director; (iii) approval of the grant of equity-based compensation to Ms. Naamit Salomon, a director; and (iv) ratification and approval of the appointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2010 and until the annual general meeting of shareholders to be held in 2011.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2009 will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR all of the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on September 27, 2010 are entitled to notice of, and to vote in person or by proxy at the Meeting.  As of September 27, 2010, the record date for determination of shareholders entitled to vote at the Meeting, there were 32,081,660 outstanding ordinary shares.

•

Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•

Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered stockholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one-third of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  If there is not a legal quorum within half an hour of the scheduled time of the Meeting, the Meeting will be adjourned to the same day in the following week at the same time and place or to any other time and place as the chairman of the board of directors may determine with the consent of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment.  At the reconvened Meeting, the presence of at least two shareholders, represented in person or by proxy, will constitute a quorum.  This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indications from our principal shareholder, Formula Systems (1985) Ltd., or Formula Systems, which holds approximately 58.2% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of all of the other proposals to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our stock.

ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

Our articles of association provide that we may have no less than three and no more than 11 directors, as may be determined from time to time at a general meeting of shareholders.   Our Board of Directors currently consists of five directors, including two outside directors appointed in accordance within the Israeli Companies Law.  Our directors, other than the outside directors, are elected at each annual general meeting of shareholders.  All the members of our Board of Directors may be reelected upon completion of their term of office (except the outside directors, whose reelection is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law).

We are presenting three nominees for reelection as directors at the Meeting: Guy Bernstein, Naamit Salomon and Yehezkel Zeira.  They are to hold office for one year until the 2011 Annual General Meeting and until their successors are elected and qualified.  Each nominee is currently serving as a member of our Board of Directors.

As a controlled company, within the meaning of NASDAQ Listing Rules, we are exempt from the NASDAQ Listing Rules requirement that a majority of a company’s board of directors qualify as independent directors within the meaning of the NASDAQ Listing Rules.  We are also exempt from the NASDAQ Listing Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company’s articles of association.  Our articles of association do not provide otherwise.  Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director.  In the event that any of such nominees would be unable to serve, the proxies will be voted for the election of such other person or persons as shall be designated by our Board of Directors.  We do not have any understanding or agreement with respect to the future election of any of the nominees named.

Set forth below is a brief biography of each of the nominees for Class II director, based upon our records and information furnished to us by each of them.  For details about beneficial ownership of our shares held by any of these nominees, see below under the title “Security Ownership of Certain Beneficial Owners and Management.”

Nominees For Election As Director For Terms Expiring In 2011

Guy Bernstein (42) has served as our acting chief executive officer since April 2010 and has served as a director of our company since January 2007.  Mr. Bernstein served as the chairman of our board of directors from April 2008 to April 2010.  Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008.  Since December 2006, Mr. Bernstein has served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our controlling shareholder.  Mr. Bernstein also serves as a director of Sapiens International Corporation N.V., or Sapiens, and is the chairman of the board of directors of Matrix IT Ltd, both of which are subsidiaries of Formula Systems.  From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze and he has served as a director of Emblaze since April 2004.  Prior thereto and from 1999, Mr. Bernstein served as our chief financial and operations officer.  Prior to joining our company, Mr. Bernstein was at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997.  Mr. Bernstein holds a B.A. degree in accounting and economics from Tel Aviv University and is a certified public accountant (CPA) in Israel.

Naamit Salomon (44) has served as director of our company since March 2003.  Since January 2010, Ms. Salomon has served as a partner in an investment company.  Ms. Salomon serves as a director of Sapiens, which is part of the Formula group.  Ms. Salomon served as the chief financial officer of Formula Systems from August 1997 until December 2009.  From 1990 through August 1997, Ms. Salomon served as the controller of two large privately held companies in the Formula group.  Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University and an L.L.M. degree from Bar-Ilan University.

Yehezkel Zeira (65) has served as a director of our company since December 2005 and is a member of our audit committee.  Mr. Zeira has served as an independent information technologies consultant since 2001.  From 2000 to 2001, Mr. Zeira served as executive vice president international of Ness Technologies Inc., and from 1970 to 2000, Mr. Zeira served in various positions at Advanced Technology Ltd., including as chief executive officer which position he assumed in 1982.  Mr. Zeira also serves as a director of Tim Computer Systems Ltd. and Dafron Ltd.  Mr. Zeira is also a lecturer at Ben Gurion University Faculty of Engineering.  Mr. Zeira holds a B. Sc. degree in industrial engineering and an M. Sc. degree in operations research, both from the Technion - Israel Institute of Technology and has participated in the Harvard Business School program for management development.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each of the nominees named above.

Outside Directors Continuing in Office

Biographical information concerning the outside directors continuing in office follows for informational purposes only.

Itiel Efrat (46) has served as an outside director of our company (within the meaning of the Israeli Companies Law) since December 2006 and is a member of our audit committee.  Mr. Efrat is the founder and has served as co-managing director of ERB Ltd., a leading financial consulting firm, since 1995.  Mr. Efrat was also the founder and is a member of the board of directors of ESOP-Excellence Trust Company since 2004.  Mr. Efrat is a certified public accountant (CPA) in Israel and holds a B.A. degree in accounting and economics from Tel-Aviv College of Management.

Elan Penn (59) has served as an outside director of our company (within the meaning of the Israeli Companies Law) since December 2005 and is a member of our audit committee.  Mr. Penn was elected as an outside director for a second three-year term as of December 29, 2008 and expiring on December 29, 2011.  Mr. Penn has served as chief executive officer and chairman of Penn Publishing Ltd., a private company based in Tel Aviv, Israel since 2001.  From 2000 to 2001, Mr. Penn served as vice president of finance and administration of A.I. Research and Development Ltd.  Mr. Penn served as chief executive officer of Sivan Computer Training Company Ltd. during the years 1998 through 2000.  From 1992 to 2000, Mr. Penn served as vice president of finance and administration of Mashov Computers Ltd.  From 1987 to 1991 and again from 1992 to 1997, Mr. Penn served as our company’s vice president of finance and administration.  Mr. Penn also serves as a director of Telcoor Telekom Ltd.  Mr. Penn holds a B.A. degree in economics from the Hebrew University of Jerusalem and a Ph.D. in management science from the University of London.

BOARD OF DIRECTORS AND COMMITTEES

Board of Directors

According to the Israeli Companies Law and our Articles of Association, the management of our business is vested in our board of directors.  The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.  Our executive officers are responsible for our day-to-day management.  The executive officers have individual responsibilities established by our board of directors.  Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable agreements.

Our articles of association provide for a board of directors consisting of no less than three and no more than 11 members or such other number as may be determined from time to time at a general meeting of shareholders.  Pursuant to our articles of association, all of our directors are elected at our annual general meeting of shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting.  Except for our outside directors (as described below), our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed.  Directors (other than outside directors) may be removed earlier from office by resolution passed at a general meeting of our shareholders.  Our board of directors may temporarily fill vacancies in the board until the next annual meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our articles of association.

Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise,” as such term is defined in regulations promulgated under the Israeli Companies Law.  In determining such number, the board of directors must consider, among other things, the type and size of the company and the scope of and complexity of its operations.  Our board of directors has determined that at least one director must have “accounting and financial expertise,” within the meaning of the regulations promulgated under the Israeli Companies Law.

As a controlled company, within the meaning of NASDAQ Listing Rules, we rely on the exemption provided to controlled companies with respect to the NASDAQ requirement regarding the nomination process of directors, and instead, follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders.

Outside Directors and Independent Directors

Outside Directors.  The Israeli Companies Law requires companies incorporated under the laws of the State of Israel with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors.  No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.  The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an “office holder” as defined in the Israeli Companies Law (however, “affiliation” does not include service as a director of a private company prior to its first public offering if the director was appointed to such office for the purpose of serving as an outside director following the company’s first public offering).  In addition, no person may serve as an outside director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.  If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

At least one of the outside directors must have “accounting and financial expertise” and the other outside directors must have “professional expertise,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

The outside directors are elected by a majority vote at a shareholders meeting.  The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter (not including abstentions).  This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

In general, outside directors serve for a three-year term and may be reelected to one additional three-year term.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an outside director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.

Outside directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment, violate their duty of loyalty to the company or are found by a court to be unable to perform his or hers duties on a full time basis.  Outside directors may also be removed by the court if they are found guilty of bribery, fraud, administrative offenses or use of inside information.

Each committee of the board of directors must include at least one outside director and the audit committee must be comprised of at least three directors and include all the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Until the lapse of two years from termination of office, we may not engage an outside director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Independent Directors.  NASDAQ Listing Rules require us to establish an audit committee comprised of at least three members and only of independent directors each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ.

As a controlled company, within the meaning of NASDAQ Listing Rules, we are exempt from the NASDAQ Listing Rule that requires that a majority of our board of directors qualify as independent directors, within the meaning of the NASDAQ Listing Rules.

Our Board of Directors has determined that Messrs. Itiel Efrat and Elan Penn both qualify as independent directors under the Securities and Exchange Commission and NASDAQ requirements and as outside directors under the Israeli Companies Law requirements.  Our Board of Directors has further determined that Mr. Yehezkel Zeira qualifies as an independent director under the Securities and Exchange Commission and NASDAQ requirements.

Committees of the Board of Directors

Audit Committee.  Our audit committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects and such other duties as may be directed by our board of directors.  The responsibilities of the audit committee also include approving related-party transactions as required by law.  Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Our audit committee is currently composed of Messrs. Efrat, Penn and Zeira, each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ.  We also comply with Israeli law requirements for audit committee members.  Mr. Elan Penn has been elected as the chairperson of the audit committee.  Our Board of Directors has determined that Mr. Penn qualifies as a financial expert.  The audit committee meets at least once each quarter.

Investment Committee.  Our board of directors has established an investment committee, which administers our investments.  Mr. Penn, an outside director, and Ms. Dafna Cohen, a board member of our parent company Formula Systems, are the current members of our investment committee.  Our investment committee meets approximately once each quarter.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of September 27, 2010 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Emblaze Ltd. (3)	18,560,352	57.9%
Formula Systems (1985) Ltd. (4)	18,560,352	57.9%
Guy Bernstein	--	--
Itiel Efrat	--	--
Elan Penn (5)	18,000	(*)
Naamit Salomon	--	--
Yehezkel Zeira (5)	18,000	(*)
All directors and executive officers as a group (six persons)(6)	43,500	(*)

________________

(*) Less than 1%

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)

The percentages shown are based on 32,081,660 ordinary shares issued and outstanding as of September 27, 2010.

(3)

Includes 18,560,352 ordinary shares held directly by Formula Systems, which is 49.2% controlled by Emblaze.  As such, Emblaze may be deemed to be the beneficial owner of the aggregate 18,560,352 ordinary shares held directly by Formula Systems.  The address of Emblaze is 1 Emblaze Square, Industrial Area, Ra’anana 43662, Israel.

(4)

Formula Systems is 57.9% controlled by Emblaze.  As such, Emblaze may be deemed to be the beneficial owner of the aggregate 18,560,352 ordinary shares held directly by Formula Systems.  The address of Formula Systems is 3 Abba Even Street, Herzliya Pituach, Israel.

(5)

Subject to currently exercisable options granted under our 2000 Stock Option Plan, having an exercise price of $1.50 per share that expires in 2015.

(6)

Includes 43,500 ordinary shares subject to currently exercisable options granted under our 2000 Stock Option Plan and 2007 Incentive Compensation Plan, having exercise prices ranging from $0 to $1.5 per share.

Executive Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2009.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, then consisting of 10 persons	$745,000	$92,000

During the year ended December 31, 2009, we paid to each of our outside and independent directors an annual fee of approximately $11,000 and a per-meeting attendance fee of approximately $480.  Those fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law.  The above compensation excludes stock- based compensation costs in accordance with the Financial Accounting Standards Board Accounting Standards Codification 718 (formerly Statement of Financial Accounting Standards 123R, “Share Based Payments”).

As of December 31, 2009, our directors and executive officers as a group, then consisting of 10 persons, held options to purchase an aggregate of 255,655 ordinary shares, at exercise prices ranging from $0.61 to $4.02 per share.  Of such options, options to purchase 2,779 ordinary shares expire in 2012, options to purchase 154,376 ordinary shares expire in 2013, options to purchase 36,000 ordinary shares expire in 2015 and options to purchase 62,500 ordinary shares expire in 2019.  All such options were granted under our 2000 Stock Option Plan and 2007 Incentive Compensation Plan.

II.

APPROVAL OF GRANT OF EQUITY-BASED COMPENSATION TO OUR ACTING CHIEF EXECUTIVE OFFICER AND DIRECTOR
(Item 2 on the Proxy Card)

The Israeli Companies Law requires that the terms of compensation of a director of a public company, such as our company, whether in his capacity as a director or in any other position with the company, be approved by the audit committee, board of directors and shareholders, in that order.

Effective as of April 26, 2010, Mr. Guy Bernstein was appointed to serve as our acting chief executive officer, and since January 2007, he has served as a member of our Board of Directors.  In connection with Mr. Bernstein’s appointment as our acting chief executive officer, our Audit Committee and Board of Directors have approved, subject to shareholder approval, the grant to him of options to purchase an aggregate 200,000 of our ordinary shares, exercisable at nil price per share. The options will vest over a three year period in three equal installments, 1/3 of the options at the end of each year from the date of grant.  The options will be granted pursuant to Section 102(c) of the Israeli Tax Ordinance.  The options will be granted under the 2007 Incentive Compensation Plan.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, to approve the grant of options to purchase 200,000 ordinary shares of the Company to Mr. Guy Berenstein, the Company’s Acting Chief Executive Officer and a member of its Board of Directors, on the terms and conditions set forth in Item II of the Proxy Statement for the 2010 Annual General Meeting of Shareholders.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

III.

APPROVAL OF GRANT OF EQUITY-BASED COMPENSATION TO A DIRECTOR

(Item 3 on the Proxy Card)

The Israeli Companies Law requires that the terms of compensation of a director of a public company, such as our company, be approved by the audit committee, board of directors and shareholders, in that order.

Ms. Naamit Salomon has served as a member of our Board of Directors since March 2003.  Our Audit Committee and Board of Directors have approved, subject to shareholder approval, the grant to Ms. Salomon of options to purchase an aggregate 18,000 of our ordinary shares, exercisable at $2.26 price per share.  The options will vest over a three year period in three equal installments, 1/3 of the options at the end of each year from the date of grant.  The options will be granted pursuant to Section 102(c) of the Israeli Tax Ordinance.  The options will be granted under the 2007 Incentive Compensation Plan.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, to approve the grant of options to purchase 18,000 ordinary shares of the Company to Ms. Naamit Salomon, a member of its Board of Directors, on the terms and conditions set forth in Item III of the Proxy Statement for the 2010 Annual General Meeting of Shareholders.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

IV.

RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Item 4 on the Proxy Card)

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent auditors in 1983.  They served as our auditors until 1999 and were re-engaged to act as our independent auditors again beginning with the fiscal year ended December 31, 2001 and have served as our independent auditors since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our registered independent public accounting firm for the fiscal year ending December 31, 2010 and until our annual general meeting of shareholders to be held in 2011, pursuant to the recommendation of our Audit Committee and Board of Directors.

In accordance with applicable law and our Articles of Association, our Audit Committee determines the remuneration of Kost Forer Gabbay & Kasierer according to the volume and nature of their services.  With respect to fiscal year 2009, we paid Kost Forer Gabbay & Kasierer approximately $139,000 for audit services and approximately $20,000 for tax related services.

It is therefore proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the independent registered public accountants of Magic Software Enterprises Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2010 and until its 2011 annual general meeting of shareholders, be and hereby is approved.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

V.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and consolidated financial statements for the year ended December 31, 2009 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2009, including the auditor’s report and our audited consolidated financial statements, which was filed with the Securities and Exchange Commission on April 26, 2010, is available on our website at www.magicsoftware.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

Amit Birk

Corporate Secretary

Dated: September 27, 2010

6667919.2

EXHIBIT 99.2

MAGIC SOFTWARE ENTERPRISES LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Guy Bernstein and Amit Birk, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Magic Software Enterprises Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Thursday, November 4, 2010 at 10:00 a.m. (Israel time) at the offices of the Company, 5 HaPlada Street, Or Yehuda 60218, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR AND (ii) ITEMS 2 THROUGH 4 SET FORTH ON THE REVERSE.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MAGIC SOFTWARE ENTERPRISES LTD.

November 4, 2010

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

Please detach along perforated line and mail in the envelope provided.

----------------------------------------------------------------------------------------------------------------------

_____________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEES FOR DIRECTOR AND “FOR” ITEMS 2 THROUGH 4.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

_________________________________________________________________________

(1)

To reelect three directors for terms expiring at our 2011 Annual General Meeting of Shareholders.

FOR      AGAINST    ABSTAIN

Guy Bernstein

  [  ]              [  ]                 [  ]

Naamit Salomon

  [  ]              [  ]                 [  ]

Yehezkel Zeira

  [  ]              [  ]                 [  ]

(2)

To approve the grant of equity-based compensation to Mr. Guy Bernstein, the Company’s acting chief executive officer and a director.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

(3)

To approve the grant of equity-based compensation to Ms. Naamit Salomon, a director.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

(4)

To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2010 and until the annual general meeting of shareholders to be held in 2011.

[   ] FOR

[   ] AGAINST

[   ] ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  [  ]

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date _____

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.